UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Egeria Corporation

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 1, 2018

Physical address of issuer
705 Gold Lake Dr, Ste 250, Folsom, California 95630

Website of issuer
https://www.egeria.io

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 17, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2 FTE
4 CONTRACTORS

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(14,201)	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 31, 2020

Egeria Corporation



Up to $1,070,000 of Crowd Notes

Egeria Corporation ("Egeria", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 17, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by April 17, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 10, 2020 will be permitted to increase their subscription amount at any time on or before April 17, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 17, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.egeria.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/egeria

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Egeria Corporation is a Delaware C-Corporation, formed on October 1, 2018.

The Company is located at 705 Gold Lake Dr, Ste 250, Folsom, California 95630.

The Company's website is https://www.egeria.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/egeria and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	April 17, 2020
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 10, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The tech enabled public funding market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in its financial projections. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain clients on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, that the Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its prior offering from May, 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The company currently has approximately $50,000 in related party debt as of January 2, 2020. These notes are issued to related parties and were originally issued with a 14% quarterly interest rate and secured by all collateral of the company. The Company repapered the debt into unsecured convertible notes with an interest rate of 5% and a valuation cap of $3M. There is no guarantee that the Company will leave these debt obligations in their current form. If the Company were to repaper these debt obligations again, it could require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company is still beta testing the first version of their application. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 59.62% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Egeria is on a mission to facilitate the efficient and equitable deployment of public funds by reducing barriers to access, increasing transparency, and empowering accountability. Egeria is a multi-sided marketplace for government business, built with a focus on equity and accessibility. Egeria leverages both artificial intelligence and human experts to consolidate public funding opportunities into a single dataset. These opportunities are made available to the public through an intuitive and searchable SaaS platform.

Business Plan
In Q3 2019, we experimented with Egeria Research. This effort was a pre-SaaS, manually-run public funding opportunity report. Clients subscribed and received 12 reports, as well as three hours of consulting per report. The purpose of this experiment was to conduct pre-SaaS market research by testing service value, pricing, and messaging.

We had great results with 10 enterprises and about 30 users signing up. During our current restricted BETA the growth trend continued with over 93 users signing up, about twenty percent of them paid. In all of our research, the platform has resonated with users. We have about 200 users slated for onboarding during December, with a pipeline of about 2,000 users in Q1 2020.

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Overhead	10%	10%	10%
Sales & Marketing	70%	70%	50%
Software Development	20%	20%	30%
Salaries	0%	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sedale Turbovsky	CEO,Co- Founder	CEO, Founder carbonBLU, Jan 2012- Dec 2018. Leading operations and development of carbonBLU, an SaaS company providing fleet optimization services to the transportation industry. Spearheaded sales, government relations and product design.
Hunter Petersen	CTO	CTO, carbonBLU, Jan 2016-October 2018. Headed lead a small team of developers to create the MVP, BETA and production version of an enterprise SaaS application leverging machine learning to diversify fuel portfolios.
Cody Hanson	Senior Marketing Manager 2018-Present Director of Content 2016-2017 Contracted to Singularity	Lead content marketing for Singularity University Summit. Manage a team of developers, designers and social media strategists.2018- Present

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,225,000	**Yes**	**No**	**N/A**	**100%**	**N/A**
Option Pool	1,000,000	**Yes**	**No**	**N/A**	**N/A**	**N/A**

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Sedale Turbovsky	$20,000	5%	N/A	None	2/11/2021	N/A
Convertible Note	Cody Hanson	$30,000	5%	N/A	None	2/11/2021	N/A

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Sedale Turbovsky, Hunter Petersen, and Cody Hanson.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held (All Common Stock)	Percentage ownership
Sedale Turbovsky	3000000	32.52%
Cody Hanson	2500000	27.10%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Egeria Corporation was formed on October 1, 2018 ("Inception") in the State of Delaware. The financial statements of Egeria Corporation (which may be referred to as the "Company", "Egeria", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orangevale, California.

Egeria is developing a technology platform to map the entirety of the public funding ecosystem in order to streamline the creation of public-private partnerships.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $3,500 in cash on hand as of 1/28/202 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Stock	5/23/2019	Regulation D, 506(b)	Common Stock	500,000	Building the MVP, Scaling Sales

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of

the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Subsequent to December 31, 2018, the Company issued promissory notes to two of its founders in the total principal amount of $50,000. Both notes hold terms of 6 months or less and have stated interest rates of approximately 14% per quarter.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sedale Turbovsky
_____
(Signature)

Sedale Turbovsky
_____
(Name)

President & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sedale Turbovsky
_____
(Signature)

Sedale Turbovsky
_____
(Name)

President & CEO
_____
(Title)

January 31, 2020
_____
(Date)

/s/Hunter Petersen
_____
(Signature)

Hunter Petersen
_____
(Name)

CTO
_____
(Title)

January 31, 2020
_____
(Date)

/s/Cody Hanson

_____
(Signature)

Cody Hanson
_____
(Name)

Director
_____
(Title)

January 31, 2020
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EGERIA CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

THE PERIOD ENDED
DECEMBER 31, 2018

Together with
Independent Accountants' Review Report

Egeria Corporation
Index to Financial Statements
(unaudited)

	Pages
Independent Accountants' Review Report	1
Balance Sheet	2
Statement of Operations	3
Statement of Stockholders' Deficit	4
Statement of Cash Flows	5
Notes to the Financial Statements	6



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Egeria Corporation
Orangevale, California

We have reviewed the accompanying financial statements of Egeria Corporation (the "Company"), a Delaware Corporation which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholders' deficit and cash flows for the period from October 1, 2018 ("Inception") to December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

December 20, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

EGERIA CORPORATION
BALANCE SHEET
(unaudited)

	December 31, 2018
Assets	
Current assets:	
Cash	$ -
Total current assets	-
Total assets	$ -
Liabilities and Stockholders' Deficit	
Current liabilities:	
Accounts payable	$ -
Total current liabilities	-
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Deficit:	
Common stock	65
Additional paid-in capital	23,571
Subscription receivable	(9,435)
Accumulated deficit	(14,201)
Total stockholders' deficit	-
Total liabilities and stockholders' deficit	$ -

See accompanying independent accountants' review report and notes to the financial statements

EGERIA CORPORATION
STATEMENT OF OPERATIONS
(unaudited)

	Period from Inception to December 31, 2018
Revenues	$ -
Operating Expenses:	
General and administrative	628
Research and development	13,573
Total operating expenses	14,201
Net loss	$ (14,201)

EGERIA CORPORATION
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Inception	-	$ -	$ -	$ -	$ -	$ -
Founders' shares	5,500,000	55	19,945	(9,435)	-	10,565
Shares issued for services	1,000,000	10	3,626	-	-	3,636
Net loss	-	-	-	-	(14,201)	(14,201)
December 31, 2018	6,500,000	$ 65	$ 23,571	$ (9,435)	$ (14,201)	$ -

See accompanying independent accountants' review report and notes to the financial statements

4

EGERIA CORPORATION
STATEMENT OF CASH FLOWS
(unaudited)

	Period from Inception to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (14,201)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock-based compensation	3,636
Net cash used in operating activities	(10,565)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from sale of common stock to founders	10,565
Net cash provided by financing activities	10,565
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Egeria Corporation was formed on October 1, 2018 ("Inception") in the State of Delaware. The financial statements of Egeria Corporation (which may be referred to as the "Company", "Egeria", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orangevale, California.

Egeria is developing a technology platform to map the entirety of the public funding ecosystem in order to streamline the creation of public-private partnerships.

Going Concern and Management's Plans
We will rely on financing from debt and or equity investors and revenue generating activities for operating capital in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: technological changes and challenges, changes to government service procurement processes, and competition from larger companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
We will incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we will capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software will be expensed as incurred. We have not capitalized any costs to date.

Revenue Recognition
In accordance with ASC 606 Revenue from Contracts with Customers, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company did not have any revenue during 2018.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. Upon Incorporation, we issued 5,500,000 shares of common stock to our founders for total consideration of $20,000, which was partially used for operating expenses in 2019 and the remaining balance of $9,435 being received in 2019.

The Company issued 1,000,000 shares of common stock to a contractor for development services. The Company valued the stock using the effective purchase price the founders paid for stock as such transactions occurred concurrently. Accordingly, the Company recognized stock-based compensation of $3,636 which is included in research and development in the accompanying statement of operations.

NOTE 5 – INCOME TAXES

Based on federal tax returns to be filed, through December 31, 2018, we had available approximately $11,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. There are no deferred tax assets as of December 31, 2018 due to a full valuation allowance on deferred tax assets of approximately $3,000. Net operating loss carryforwards start to expire 2038 or 20 years for state tax reporting purposes and do not expire for federal tax purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period since Inception. The Company currently is not under examination by any tax authority.

NOTE 6 – SUBSEQUENT EVENTS

Stock Transactions
In May 2019, the Company established the Egeria Corporation Equity Incentive Plan 2019 (the "Plan"). The plan has a term of 10 years and allows for the allocation of up to 1,000,000 shares of common stock.

Subsequent to December 31, 2018, the Company issued 1,225,000 shares of common stock as compensation to contractors. Of these shares, 175,000 were subject to vesting over twelve months. All other shares were fully vested upon issuance. The Company also sold 500,000 shares of common stock to two individuals for cash proceeds aggregating $40,000.

Subsequent to December 31, 2018, the Company granted 250,000 stock options to one individual with an exercise price of $0.05 per share.

See accompanying independent accountants' review report

Promissory Notes

Subsequent to December 31, 2018, the Company issued promissory notes to two of its founders in the total principal amount of $50,000. Both notes hold terms of 6 months or less and have stated interest rates of approximately 14% per quarter.

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 20, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



Invest in Egeria

Democratizes public funding by making the process transparent and equitable.

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$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to conform them to actual results.

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: egeria.io

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Egeria is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Egeria without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
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FAQs About Investing
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Company Highlights

- Executed MOU with Momentum, a leader in the public funding space responsible for leveraging a reported $5B dollars into public-private partnerships since 2005.
- Accepted into the AWS Activate program and currently supported with complimentary computing credits from AWS to develop ML technology at a low cost.
- Diverse team has worked together for over six years on a variety of successful SaaS companies.
- Launched a restricted BETA to an enthusiastic reception from 93 users paid and unpaid users.
- Provisional patent, for the unique machine learning and natural language processing algorithms designed to read government issued requests for proposals.

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Our mission is to facilitate the efficient and equitable deployment of public funds by reducing barriers to access, increasing transparency, and empowering accountability.

The public funding ecosystem is plagued by inefficient practices and wastes billions of dollars annually. Simultaneously, under-represented groups are struggling to find and win public funding opportunities. The result of this issue is a system that favors a culture of incumbency when it comes to awarding contracts and grants. This broken system excludes large portions of the population from participating in over 4 trillion dollars of economic opportunity. Barriers to access range from archaic systems of outreach to grant application processes which place an untenable burden of work on applicants.

Egeria is on a mission to facilitate the efficient and equitable deployment of public funds by reducing barriers to access, increasing transparency, and empowering accountability. Egeria is a multi-sided marketplace for government business, built with a focus on equity and accessibility. Egeria leverages both artificial intelligence and human experts to consolidate public funding opportunities into a single dataset. These opportunities are made available to the public through an intuitive and searchable SaaS platform.

In Q3 2019, we experimented with Egeria Research. This effort was a pre-SaaS, manually-run public funding opportunity report. Clients subscribed and received 12 reports, as well as three hours of consulting per report. The purpose of this experiment was to conduct pre-SaaS market research by testing service value, pricing, and messaging.

We had great results with 10 enterprises and about 30 users signing up. During our current restricted BETA the growth trend continued with over 93 users signing up, about twenty percent of them paid. In all of our research, the platform has resonated with users. We have about 200 users slated for onboarding during Q1 2020, and an additional pipeline of about 2,000 users targeted in Q1-Q2 2020.

Gallery



Public Overview Video.

Media Mentions



The Team

Founders and Officers



Sedale Turbovsky
CEO

Sedale started as an independent business consultant and strategic business development expert, specializing in data analysis.



He is well-versed in working across cultures and environments, with over five years' experience as a business consultant and private contractor in South America, specifically Argentina and Chile.

Recently, he served as CEO of carbonBLU, a successful SaaS startup currently supporting California's sustainability goals. Sedale led the company through MVP development and helped secure a pipeline of over $1.5M in government contracts.

Sedale brings with him a history of leading successful teams, and a passion for building companies with a strong social mission.



Hunter Petersen

CTO

Hunter is the lead software engineer at Egeria. He has managed the development process for numerous web, mobile and software applications.

Throughout the process of his professional evolution, Hunter's skills have allowed this founding team to successfully deliver increasingly complex platforms and solutions.

Hunter has been responsible for the development of enterprise SaaS applications at carbonBLU, and a variety of projects undertaken at Guerrilla Digital, a Sacramento based digital consultancy.

Hunter has significant experience in .Net Core and .Net Framework, C#/C/C++, Python and Django, Cloud Infrastructure (AWS/Azure), Linux/Docker/Containterization, and MSQL/ PostegreSQL.



Cody Hanson

ADVISOR, GROWTH STRATEGIST

Cody Hanson is a strategic business professional with 10 years of diversified experience in marketing, design, front-end development, customer relationship management, partnerships, event production, social media, and advertising.

His experience crosses industries and company stages, having worked for boutique agencies and large brands alike.

Cody was born in Sacramento, grew up in Auburn, and holds a business degree from Cal Poly, San Luis Obispo, with minors in environmental studies and graphic communications. He currently serves as a marketing leader at Singularity University, helping to build a global ecosystem that fuels impact-based entrepreneurship and corporate innovation.

Key Team Members

Pachia Cha

Notable Advisors & Investors



Joe Musgrave

Andy Hollingsworth

Jacob Curtis

Shawn Garvey

Sadie St. Lawerence

Jason Law

Melissa Granville

Terry Carlone

Tony Chang

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Egeria has set an overall target minimum of US $300,000 for the round, Egeria must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Egeria's Form C.
Regulation CF cap:	While Egeria is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



● Overhead   ● Sales & Marketing   ● Software Development   ● Salaries

● Sales & Marketing   ● Software Development   ● Overhead

Investor Perks

All Investors will receive the perks below plus their investment tier perks

- 90% Discount on an Egeria License of Your Choosing For 3 Years

Investment between $1,000 - $5,000

- Exclusive Egeria Hoodie

Investment between $5,000 - $20,000

- Exclusive Egeria Swag Bag

Investment between $20,000 - $50,000

- $10,000 in Egeria Credits
- Special Access to Egeria Investor Events

Investment between $50,000- $100,000

- $20,000 in Egeria Credits
- Display Your Logo on Egeria Materials as a Partner

Investment between $100,000 - $250,000

- Free Sponsorship Spot On Egeria Podcast for One Season
- Co-branding Consideration on an eBook with Egeria

Investment of $250,000 and Above

- All Of The Above
- Ski Day On Us at Northstar
- Dinner w/Egeria Founders in Tahoe, CA

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $80,000
Closed Date	May 23, 2019
Security Type	Common Equity

Market Landscape



Business Analytics and Enterprise Software Market. Source: Preferred Return

The business analytics software industry has grown steadily on the back of favorable demand conditions caused by high corporate profit and investment. Over the five years to 2019, industry revenue has grown at an annualized rate of 9.3%, driven by the increasing technological complexity of businesses and an eagerness to adopt efficiency-enhancing software. Industry revenue is expected to rise 4.9% in 2019 alone to reach $69.3 billion.

The largest software companies spent the past five years acquiring enterprise software vendors, cloud companies and data analytics businesses. Some examples of this aggressive acquisition trend include Salesforce.com Inc.'s purchase of MuleSoft LLC for $6.5 billion in 2018 and Oracle Corporation's purchase of NetSuite Inc. in 2016 for $9.3 billion. Acquisitions enable large software vendors to pursue a portfolio approach and leverage existing clients by offering software suites, catering to multiple needs. Companies also made numerous non-industry relevant acquisitions to diversify their portfolios and offer a variety of products.

Over the five years to 2024, increasingly powerful predictive analytics tools will likely unlock business insights. As a result, industry revenue is projected to grow an annualized 2.6% over the next five years to reach $79.0 billion. As businesses across numerous industries adopt and update IT infrastructure in their operations, the potential for these technologies will only expand. In particular, small and midsize companies, which have often been slower to upgrade or adopt various enterprise software products, will likely offer a growing market for operators. Egeria exploits these small business and enterprise opportunities with their variable service tiers.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The tech enabled public funding market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in its financial projections. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain clients on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, that the Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its prior offering from May, 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The company currently has approximately $50,000 in related party debt as of January 2, 2020. These notes are issued to related parties and were originally issued with a 14% quarterly interest rate and secured by all collateral of the company. The Company repapered the debt into unsecured convertible notes with an interest rate of 5% and a valuation cap of $3M. There is no guarantee that the Company will leave these debt obligations in their current form. If the Company were to repaper these debt obligations again, it could require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Egeria

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Egeria. Once Egeria accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Egeria in exchange for your securities. At that point, you will be a proud owner in Egeria.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Egeria has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Egeria does not plan to list these securities on a national exchange or another secondary market. At some point Egeria may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Egeria either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Egeria's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Egeria's Form C. The Form C includes important details about Egeria's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

EGERIA

democratizing public funding



EGERIA

democratizing public funding

This presentation contains offering materials prepared solely by Egeria without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



THE PROBLEM

The public funding ecosystem is plagued by inefficient practices, and **wastes billions of dollars** annually.

Simultaneously, **under-represented groups are struggling** to find and win public funding opportunities.

OUR MISSION

To facilitate the efficient and equitable deployment of public funds by reducing barriers to access, increasing transparency, and empowering accountability.

OUR SOLUTION

A multi-sided marketplace for government business, built with a focus on equity and accessibility.

- Public funding opportunities are consolidated into a single source using both artificial intelligence and human experts.

- These opportunities are made available to the public, for free, through an intuitive and searchable SaaS platform.

- Data provided by free users is anonymized and aggregated to help organizations and governments make smarter, data-driven decisions.

THE MARKET

Egeria addresses the needs of the majority of organizations that cannot afford grant specialists or public funding strategists.



Lite Users
$3B

Pro Users
$6B

Data Users
$8B

$85B
Total Available Market

500K New Corporations Annually
686K Management Consultants
430+ Agencies in Federal Gov.
150K+ Agencies, Special Districts, Ect.

PRODUCT

FREE Users can create an account, search the platform, save grants to their profile, and request funding (account and profile required).

LITE Users receive access to grant management and compliance tools to keep up with required documentation.

PRO Users have access to Lite tools and are able to white-label the platform for their clients.

INSIGHT Users have access to custom configurations of our API and data visualization tools. We anonymize and aggregate user data, search behavior and funding requests to help funding organizations understand constituent needs and meet supplier diversity requirements.


EGERIA
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Your Funding Opportur
$435K
NPS-18-NERO-0090
Shenandoah Valley Battlefields National Historic District
Due: Ongoing
Learn More
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Discard
$42K
P14AS00159
Village Marine Science Outreach
Due: Ongoing
Learn More
Save
Discard

PRODUCT ROADMAP

Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021

01 Initial Platform Launch
Launch with California and federal data sets. Scale up engagement with strategic partners.

02 National Expansion, Data Products & GMS
Expand from Federal and California to include the rest of the United States. Launch data product for government clients, and grant management system for awardees.

03 International Expansion
Test markets in Canada and Europe. Test support functionality with US Embassies globally.

04 Smart Contracts
Launch smart contracts to execute these transactions.

A Comprehensive Platform

Egeria will become an inclusive, multi-sided marketplace for government business, developed with a focus on equity and accessibility.

EARLY LEARNINGS

In Q3 2019, we experimented with Egeria Research. This effort was a pre-SaaS, manually-run public funding opportunity report. Clients subscribed and received 12 reports, as well as three hours of consulting per report. **The purpose of this experiment** was to conduct pre-SaaS market research by testing service value, pricing, and messaging.



LESSONS LEARNED

USER BEHAVIOR

Users find significant value in short engagements with a consultant. Without a consultant, some of our users would not have joined.

PRICING MODEL

Users were more receptive to monthly pricing, versus annual

Strategic partners like Momentum see our service as a significant value add.

USABILITY

There is high demand for GMS capabilities to be included in the full SaaS solution.

Even with a small data set, we made good progress in training our ML model.

GO TO MARKET

Partnerships with ecosystem connectors like LACI and Fresno State are very effective.

Digital advertising is likely not the most efficient path to reaching our core market.

10
Enterprises
signed up

30
Committed to
onboard

$950K
Identified pipeline

GO-TO-MARKET PLAN

Launch Platform
Leverage press, social media and industry connections to make noise

Onboard Channel Partners
Identify and engage partner communities and organizations with complimentary services to drive rapid early growth via added value

Refine Growth Engines
Leverage user-generated SEO, content marketing and user referrals to fuel growth

Initiate Direct Sales
Solicit public funding consultancies and government agencies to begin paid user sales

Scale
Identify learnings and maintain model rigor to scale effectively

REVENUE MODEL

SaaS Revenue

Users pay subscription fees to connect with winning teams and manage grants and compliance.

White Label Revenue

The Egeria platform is sold to consultants who are supporting their clients with business intelligence and public funding campaigns.

DaaS Revenue

Data gathered from users' profiles and activity on the platform is anonymized, aggregated, visualized, and sold to funding organizations, consultancies and market intelligence providers.

PROPOSED PRICING

FREE	LITE $99/month	PRO $299/month	INSIGHT $7,500/month
Create a Public or Private Profile	Everything in Free	Everything in Lite	API Access
Search for RFPs	Get Matched With, Save, and Track RFPs	Manage Multiple Clients	Custom BI Dashboards
Publish or Request New Funding Opportunities	Connect to Prime and Subcontractors	Create White Label Reports	Impact Mapping Tools
	3 Hours of Expert Consulting per Month		Intelligent Planning Tools

PROJECTIONS

With $950K in the pipeline, we are well on our way to hitting our early goals. These numbers are based on a successful $500K seed round being closed at the end of Q1 2020.

				12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
	10/31/2019	11/30/2019	12/31/2019	2020	2021	2022	2023	2024
Revenue								
Lite	$1,900	$2,500	$10,860	$6,296,400	$11,781,000	$21,880,000	$41,880,000	$71,880,000
Pro	$299	$0	$0	$319,332	$749,892	$1,180,452	$2,611,012	$4,041,572
Insight DaaS	$0	$0	$0	$76,500	$184,500	$292,500	$4,005,000	$5,085,000
Marketplace	$0	$0	$0	$755,580	$1,813,980	$2,872,380	$3,930,780	$4,989,180
Total Revenue	**$2,199**	**$2,500**	**$10,860**	**$7,447,812**	**$14,529,372**	**$26,225,332**	**$52,426,792**	**$85,995,752**
Expenses	$13,000	$13,000	$13.000	$720,000	$2,876,700	$6,266,500	$11,366,500	$19,016,500
Headcount	$12,000	$12,000	$12,000	$200,000	$500,000	$1,750,000	$2,750,000	$3,500,000
Sales & Marketing	$0	$0	$0	$500,000	$2,356,700	$4,376,500	$8,376,500	$14,376,500
Overhead	$1,000	$1,000	$1,000	$20,000	$20,000	$140,000	$240,000	$1,140,000
Net Income	**-$10,801**	**-$10,500**	**-$2,140**	**$6,727,812**	**$11,652,672**	**$19,958,832**	**$41,060,292**	**$66,979,252**
EBITDA	**-$13,501**	**-$13,135**	**-$2,675**	**$8,409,765**	**$14,565,840**	**$24,948,540**	**$51,325,365**	**$83,724,065**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

TEAM

From supporting California's sustainability goals, to working on AI-powered SaaS platforms for AgTech companies, this team has a significant history together and is well-versed in government business and enterprise SaaS.



CEO, Co-Founder

Sedale has notably led this team through the successful fundraise, launch, and scale-up of a previous SaaS company, carbonBLU. He is also founder and owner of a successful consultancy, and media company, REVrnt.



CTO, Co-Founder

Hunter worked with Sedale in a similar CTO role at carbonBLU and also served as the technology lead at Guerrilla Digital, a Sacramento based digital consultancy. He has consistently proven to be an innovative and talented developer and leader.



Full Stack Dev.

Pachia's previous experience includes key development roles at a variety of startups including Tenkiv, Waffle and Athena. A full stack developer with a masters in electrical engineering, Pachia leads all things JS and UI.

ADVISORS



Shawn Garvey
Momentum, MXV Ventures

A thought leader in the public funding space, Shawn is a valued mentor and product evangelist.



Sadie St. Lawrence
Women in Data, Accenture

Sadie is an expert in data products, machine learning and enterprise data applications.



Jason Law
Political Advisor, Executive Coach

A seasoned leader and strategist, Jason's last post was as an advisor to California's Governor Brown.



Melissa Granville
Program Director, Capitol Impact

Melissa is a director at Capitol Impact. She advises a variety of significant philanthropic efforts.



Terry Carlone
Startup Founder, SacAngel, Startup Attorney

Serial entrepreneur, investor, and founder several times over, Terry provides legal council to Egeria.



Cody Hanson
Egeria Co-Founder, Growth Strategist

Cody is a co-founder of Egeria and Guerrilla Digital. He is a marketing and growth leader at Singularity University.

ADVISORS



Andy Hollingsworth
QuanticMind

Andy is a product manager with deep expertise in web app development and agile team management.



Joe Musgrave
Angel Investor, Entrepreneur

Joe is an early investor in Egeria and a talented entrepreneur with several companies to his name.



Jacob Curtis
Jive (exited), Copper Coin Financial

Jacob provides outsourced CFO services to Egeria. He recently helped grow and exit Jive.



Tony Chang
Public Sector Sales Expert

Tony has over 15 years of experience and relationships in the public sector procurement space.

EGERIA + MOMENTUM



MOMENTUM

Egeria has an executed MOU in place with Momentum. Over the last 15 years they have established themselves a leader in the public funding space.

Our MOU includes agreements to support **co-development of products** with Momentum experts, **exclusive access to Momentum IP,** and a **series of product deployments within the Momentum ecosystem** of clients and partners.

Momentum Company Stats

97%
Success Rate Applying For Grants

$5B+
Dollars Leveraged Into Public-Private Partnerships

280
Engaged Industry Partners & Ecosystems

NEXT STEPS

Startups have become the ideal vehicle for corporations to achieve their strategic goals. We are pursuing discussions with additional targets for partnership including **eRepublic**, **Periscope Holdings**, and **Accenture**.

We are targeting a major funding event in the next three years.





DISCOVER THE FUTURE OF PUBLIC FUNDING

egeria.io



EGERIA

EXHIBIT E

Video Transcript

How Egeria Works

https://vimeo.com/384152933

Meet Egeria a public funding platform developed for people. We aggregate funding from all over the United States and use computer vision and machine learning to read those dense announcements and turn them into words that normal people use. We match you with the perfect funding opportunities based on your profile kind of like Netflix.

Our intuitive dashboard allows you to quickly and efficiently discover the funding opportunities that are relevant for your organization and are consultants will help you apply for and secure that funding. You can also broadcast opportunities to thegeria platform so you can connect with a growing user base of entrepreneurs innovators small businesses and non-profits.

Join us. And get connected to the funding you need.

Product Walkthrough

https://vimeo.com/386105132

All right welcome to a Egeria I just want to give you a quick walkthrough of the product itself we're gonna take a look first of the onboarding process which you've seen right now you're just gonna pretty much tell us a little bit about yourself tell us what company you're with where you guys operate do you deliver services across the United States you're in a specific county or maybe you're even in a specific city do fill that out for us so you can make sure we're matching you to the right opportunities if you have any questions about these inputs like contractor type or your areas of impact feel free to reach out to our live support team,

they are on hand to give you The answers you need so don't hesitate to just click on that button there at the bottom and shoot out a chat and we'll be with you as soon as possible when you type in your subcategory just go wild here we have a lot of different options in here so just start typing away.

I'm sure a few of the things you're interested in will pop up in a pretty short order let us know what best describes your business, make sure you agree with the terms and conditions you get to the finish button there and then you're good to the payment screen the egerior light platform is what most people use eugeria itself is free, you can just click create account.

If you get the light platform you'll get consulting three hours of consulting a month and you'll get access to our matched opportunities that's what you're seeing right now, this is the Egeria light dashboard as you can see no more searching for grants and public funding you can dive right into exactly what matters to you and the public funding space so feel free to open those up you can take a look at what's there if you have any questions obviously you can reach out to our live chat and support team that's also how you can connect with our consultants at the moment, so

as we push forwards over the Next few months, we will be releasing some live messaging in chat but for the time being that's not available so just go ahead and reach out via live chat to our consultants you can also save these opportunities as you interact more with the opportunities you are served they will become more and more accurate for you so don't hesitate to discard and save as needed.

As you save them they'll appear down below in the saved opportunities space where they'll also be tracked for you so anything happens like a new addendum is published or there's some changes to the due dates you'll be able to find it there in the search space you're able to filter by a variety of categories you can search for things that may be weren't necessarily matched to you or if you just want to search for a subject that you're not typically interested in that's what you can do here so you can filter by category you can type in an agency name and you can filter by that and you can also filter by funding amount if you so choose.

You can save to favorites by clicking this little star up in the corner you can actually tweet out opportunities to your Twitter followers if you so choose and you can also email these to your colleagues, so if you're working on something or if you see something even if your colleagues not on the platform, you can go ahead and tweet that or email it to them and they can open it up and see it and they're not going to need a they're not going to need an account to view these opportunities so feel free to please share these with others if you do find yourself in the position of wanting to offer grant funding to others you can use our platform to do that which is pretty cool you can.

Right in here you can create a grant listing and then you can publish it to our platform so you can see as you scroll down there's quite a few options and opportunities to configure this grant to however you need it so don't feel shy about publishing those funding opportunities on this platform, you'll reach a ton of users and you can also use this as a way to host it and then you can send that link around so this is a great tool for you that way in the setting space you can upgrade downgraded anytime so you don't have to call support to stop paying us.

You simply pop in here and cancel your account or downgrade to a free account that you can do that at any time you can adjust your categories you can scroll through all these and you can also adjust your personal profiles you can upload a logo you can do a variety of things including invite teammates to your account that's one of the cool features we provide is we don't really have any caps on our accounts right now so invite as many teammates as you like you guys can jump in here and collaborate on a variety of opportunities.

The privacy settings are very important to us your privacy is key in the next few months, we'll be rolling out a member directory and convening teams to work on winning proposals, if you don't want to be included in that process just set your privacy to know that is the platform in a nutshell the admin dashboard is reserved for our consultants, so the majority of our users won't be seeing that dashboard but you can do a variety of cool things there, including managing your your clients and your team.

All right this is the Egeria Pro dashboard we're really cool thing about this is you can develop white labeled reports and send them off to your clients as you can see here you can add as many clients as you like using that little ad client button when you create the profile it's very similar to creating your profile during onboarding they're going to be matched with really specific funding opportunities, so all you have to do is save those opportunities and then go down here and click export report as you can see when you export it it'll come out as a nice summarized PDF and only the things in the saved opportunities space will be sent out so all this.

Stuff up here is not going to be including your report however there's just a click away if you do choose to include that which you can see in this PDF is that it is missing the logos at an upload these logos when I created these clients, but if you did choose to upload a logo it would appear right there in that that blank space you can see the name of your company there and then you can see the summarized reports of the opportunities, so these are really great for white labeling and sending along to your clients who will be impressed by the fact that you're able to summarize all this stuff so efficiently and so quickly.